Exhibit 99.2

ZenaTech Plans to Disrupt the Land Survey Industry with Drones, Signs LOI for Land Survey Company Acquisition

(Toronto, Ontario, December 05, 2024) ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) ("ZenaTech"), a technology company specializing in AI (Artificial Intelligence) drone solutions and enterprise SaaS (Software-as-a-Service) solutions, announces today that it has signed an LOI (Letter of Intent) to acquire its first land survey company, part of a larger roll-up strategy to disrupt the land survey industry by accelerating the use of drones for speed, accuracy and innovation benefits. The signed agreement is with a Florida-based company, which will form the base of the DaaS (Drone-as-a-Service) business in the Southeast US region.

“This is a crucial step in the establishment of our DaaS strategy, which includes the disruption of an established land survey business ecosystem. We have a unique opportunity to significantly disrupt the land survey business through drone technologies and the DaaS business model. This is analogous to the way Uber disrupted the taxi industry. We believe these acquisitions have the potential to add significant revenue and power the roll-out of our DaaS business in the US and globally,” said CEO Shaun Passley, Ph.D.

The US Surveying and Mapping Services industry is estimated at $10.3 billion according to Business Research Insights, growing at least 3% annually.  Remotely piloted and autonomous drones with an array of sensors and cameras, LiDAR (Light Detection and Ranging), and GPS systems for capturing high-resolution pictures and data are revolutionizing the land survey industry. Aerial data across expansive terrains can be gathered and analyzed in a matter of hours instead of the typical weeks or months required using traditional methods.

Accurate land surveys are essential for the planning, design, and execution of roads, bridges, and building projects for cities, commercial, and residential projects, and are required for legal purposes. ZenaTech is focused on smaller land survey engineering firms with an overseeing licensed Surveyor-in-Charge, a valuable designation that takes years to achieve. The use of drones requires FAA licensing and drone expertise, hardware, and software that ZenaDrone will bring to the transaction.

ZenaTech’s DaaS business model allows governments, farmers, oil and gas companies, environmental firms, etc. to utilize a complete drone solution for a specific application─ i.e. land surveying, crop management, inspection, safety, or compliance application, and purchase it on a pay-as-you-go basis rather than having to buy the entire drone hardware and software solution. This business model provides cost-effective access to the enhanced productivity benefits and AI capabilities offered by drone technology to optimize time, improve precision, and eliminate outdated or manual processes.

ZenaDrone’s multifunction AI drones will be offered in the DaaS business model both directly by the company and through its business partners.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) is a technology company specializing in AI drone solutions and enterprise SaaS solutions for mission-critical business applications. Since 2017, the company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, safety, security, compliance, and field service processes. With over 100 enterprise software customers using branded solutions in law enforcement, government, and industrial sectors, and drones being implemented in these plus agriculture, defense, and logistics sectors, ZenaTech’s portfolio of solutions helps drive exceptional operational efficiencies and cost savings. The company operates through six offices in North America, Europe, and UAE, and a growing global partner network.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous business drone solutions that can incorporate machine learning software, AI, predictive modeling, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has evolved to multifunctional drone solutions for industrial surveillance, monitoring, inspection, tracking, and process automation applications. Currently, the ZenaDrone 1000 drone is used for crop management applications in agriculture and critical field cargo applications in the defense sector, and the IQ Nano indoor drone is used for inventory management in the warehouse and logistics sectors.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Contacts for more information:

Company, Investors and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000 and IQ Nano; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech.

Forward-looking statements are based on certain assumptions and analyses made by the management of ZenaTech in light of its experience and understanding of historical trends and current conditions and other factors management believes are appropriate to consider, which are subject to risks and uncertainties. Although ZenaTech’s management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and actual results may vary materially from the forward-looking information presented. Given these risks and uncertainties underlying the assumptions made, prospective purchasers of ZenaTech’s securities should not place undue reliance on these forward-looking statements.

Further, any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable law, ZenaTech undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all such factors and to assess in advance the impact of each such factor on ZenaTech’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. Potential investors should read this document with the understanding that ZenaTech’s actual future results may be materially different from what is currently anticipated.